100 W. University Avenue
Champaign, IL 61820
(217)351.6506

For Immediate Release	Contact:	Van A. Dukeman President & CEO vdukeman@bankillinois.com Champaign, Illinois (217)351.6568

MAIN STREET TRUST, INC. ANNOUNCES TENDER OFFER

        Champaign, Ill. April 23, 2002 - Main Street Trust, Inc. (OTC Bulletin Board: MSTI) commenced a self-tender offer on April 23, 2002 for up to 1,200,000 shares of its Common Stock, or approximately 11% of its outstanding shares of Common Stock.

        The tender offer will allow shareholders to tender their shares at a price of $23 per share. If more than 1,200,000 shares are tendered, tendering shareholders owning fewer than 100 shares, with certain exceptions, will have their shares purchased without proration. Other shares will be purchased pro rata. The offer is, however, subject to other conditions as described in the Offer to Purchase.

        The tender offer and withdrawal rights will expire at 5:00 pm, Central Standard Time, on Friday, May 31, 2002, unless extended.

        Keefe, Bruyette & Woods will act as dealer manager and information agent for the tender offer. BankIllinois will serve as the depositary.

        Each shareholder is urged to consult his or her tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the tender offer, including complete instructions on tendering procedures, along with the transmittal forms and other data is being mailed to shareholders commencing April 23, 2002.

        NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

100 W. University Avenue, P. O. Box 4028, Champaign, IL 61824-4028

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Main Street Trust, Inc. Common Stock. The offer is made solely by the Offer to Purchase, dated April 23, 2002, and the related Letter of Transmittal.

        Main Street Trust, Inc. is a Central Illinois financial holding company. Its subsidiaries include BankIllinois, First National Bank of Decatur, First Trust Bank of Shelbyville, and a retail payment processing subsidiary, FirsTech, Inc.

        Main Street Trust, Inc.'s Common Stock is traded on the Over-the-Counter Bulletin Board ("OTCBB - MSTI"). Last trade prices are carried daily in the Champaign-Urbana News-Gazette.

100 W. University Avenue, P. O. Box 4028, Champaign, IL 61824-4028